UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_________

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)*

HICKOK INCORPORATED

(Name of Issuer)

Class A Common Stock, $1.00 par value per share

Class B Common Stock, $1.00 par value per share

(Title of Class of Securities)

428839104

(CUSIP Number)

Robert L. Bauman

10514 Dupont Avenue

Cleveland, Ohio 44108

(216) 541-8060

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 30, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	428839104

1.	NAMES OF REPORTING PERSONS Robert L. Bauman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) Not applicable
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7.	SOLE VOTING POWER 186,413
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 15,413
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 186,413
PERSON WITH	10.	SHARED DISPOSITIVE POWER 15,413
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 202,181
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%*
14.	TYPE OF REPORTING PERSON IN

*Based on 793,229 Class A Common Shares and 454,866 Class B Common Shares outstanding as of June 20, 2011 as reported in the Issuer's 10-Q filed with the SEC on August 8, 2011. The formula used to calculate this percent also includes in the denominator 20,000 Class B Common Shares purchased by Roundball LLC on December 30, 2011 and 126,183 Class A Common Shares obtained by Roundball LLC on December 30, 2011 by the partial conversion of the Convertible Note issued by the Issuer to Roundball LLC on the same date.

Item 1. Security and Issuer.

This Amendment No. 5 to the Initial Statement of Beneficial Ownership on Schedule 13D (this "Statement") relates to shares of Class A Common Stock, $1.00 par value (the "Class A Common Stock") and shares of Class B Common Stock, $1.00 par value, which are convertible on a one-to-one basis into Class A Common Stock (the "Class B Common Stock"), of Hickok Incorporated (the "Issuer"). The address of the Issuer's principal executive offices is 10514 Dupont Avenue, Cleveland, Ohio 44108.

Item 2. Identity and Background.

Robert L. Bauman ("Mr. Bauman")
  10514 Dupont Avenue, Cleveland, Ohio 44108

  President and Chief Executive Officer of Issuer.
  Mr. Bauman has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
  Mr. Bauman has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, subjected Mr. Bauman to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
  Mr. Bauman is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

All of the shares of Class A Common Stock and Class B Common Stock held by Mr. Bauman were paid for using his personal funds, exchanged for other securities of the Issuer with other shareholders of the Issuer, or granted to Mr. Bauman as part of his compensation as President and Chief Executive Officer of the Issuer and as a member of the Issuer's Board of Directors.

On May 19, 2011, Mr. Bauman acquired 25,000 shares of Class B Common Stock in exchange for 25,000 shares of Class A Common Stock held by Gretchen L. Hickok.

Item 4. Purpose of Transaction.

Mr. Bauman acquired his shares of Class A and Class B Common Stock for investment purposes and as part of his compensation as an officer and director of the Issuer.

  For the near term, Mr. Bauman may continue to be granted options to purchase shares of Class A Common Stock as part of his compensation as President and Chief Executive Officer of the Issuer and also a member of the Issuer's Board of Directors. Mr. Bauman may acquire additional securities of the Issuer or dispose of additional securities of the Issuer at any time and from time to time in the open market or otherwise.

  Except for transactions in his capacity as an officer and director of the Issuer, Mr. Bauman has no other present plans or proposals which relate to or would result in:

  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

  A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

  Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  Any material change in the present capitalization or dividend policy of the issuer;

  Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

  Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

  Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

  As of the date of this Statement, Mr. Bauman beneficially owns 202,181 shares of common stock of the Issuer, of which 25,413 shares are Class A Common Stock and 176,768 shares are Class B Common Stock (this number represents 14.5% of the 1,394,278 shares of Class A and Class B Common Stock of the Issuer that are currently issued and outstanding). Mr. Bauman's beneficial ownership consists of (i) 10,000 shares of Class A Common Stock which may be acquired by Mr. Bauman upon the exercise of immediately exercisable options, (ii) 15,413 shares of Class A Common Stock held by the Susan F. Bauman Revocable Trust, and (iii) 176,768 shares of Class B Common Stock held by the Robert L. Bauman Revocable Trust.

  As of the date of this Statement, Mr. Bauman has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 186,413 shares of Class B Common Stock. Mr. Bauman shares the power to vote or direct the vote and shares the power to dispose or direct the disposition of 15,413 shares of Class A Common Stock.

  During the last 60 days, Mr. Bauman did not have any transactions in the shares of the Issuer.

  As disclosed in Item 8 and Item 10 of the cover sheet, which is hereby incorporated by reference, another person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 15,413 shares of Class A Common Stock held by Mr. Bauman.

  As of the date of this statement, Mr. Bauman continues to be the beneficial owner of more than 5% of the class of securities.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 30, 2011, Mr. Bauman entered into a Voting Agreement with the Aplin Family Trust, Roundball LLC (together with the Aplin Family Trust, the "Investors") and the remaining Class B Shareholders of the Issuer (the "Voting Agreement") in connection with that certain Convertible Loan Agreement, dated December 30, 2011, among the Issuer and the Investors (the "Loan Agreement"). Under the Loan Agreement, the Investors were provided with certain rights to nominate individuals for election to the Board of Directors of the Issuer. As a condition to the Investors entering into the Loan Agreement, the Class B Shareholders of the Issuer (including Mr. Bauman) have agreed, for a period of three years following the date of the Voting Agreement, to vote in favor of any individuals nominated for election to the Board of Directors of the Issuer by the Investors in accordance with the Convertible Loan Agreement. The foregoing description of the Voting Agreement is qualified in its entirety by the copy thereof which is attached as Exhibit 10.5 to the Issuer's Form 8-K, filed January 5, 2012, which is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                                                                                            Date: January 10, 2012

_/s/ _Robert L. Bauman__ ________

                                                                                                                               Robert L Bauman